COASTAL PACIFIC MINING SIGNS JOINT VENTURE/OPTION AGREEMENT WITH WARRIOR VENTURES INC.
FOR THE MCNEIL GOLD PROJECT

June 22, 2009

Calgary, Alberta - Coastal Pacific Mining Corp.  (OTC:BB: CPMCF) is pleased to announce that it has completed the signing of a joint venture/option agreement with Warrior Ventures Inc., an Alberta based private mining company, for the McNeil gold property in the Timmins/Matachewan area of Northeastern Ontario.

Under the terms of the joint venture/option agreement, Coastal Pacific Mining can earn a 40% interest in the McNeil Gold Property by spending two million dollars ($2,000,000) in exploration over the next 2 years and completing cash and stock payments to Warrior Ventures Incorporated as detailed under the joint venture/option agreement.

The McNeil Gold Property consists of 256 claim units, approximately 4100 hectares, located 65 km south-east of Timmins, Ontario and 25 km north-west of Matachewan, Ontario, along the prolific Montreal River Fault.

The property consists of numerous high-grade shafts and past showings along with many new discoveries made by Warrior Ventures Inc. through their recent work programs in 2006 and 2007.

Work on the McNeil Prospect is scheduled to begin this summer with the compilation of the current geological, geophysical and geochemical data and implementation of a detailed drilling program over the known gold zones.

D.L. Gibson will be acting as operator of the McNeil Project and will over-see the exploration operations on behalf of Coastal Pacific Mining and Warrior Ventures Inc.

“Coastal Pacific is pleased to be entering into a joint venture/option agreement with Warrior Ventures in exploring for gold on their McNeil Property.  We feel the McNeil Prospect has extensive gold potential and brings tremendous value to the Coastal Pacific portfolio for our shareholders.” commented President Ken Berscht.

Ken Berscht, President
Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3

For further information please view our web site at www.coastalpacificmining.com or contact: joebucci@coastalpacificmining.com

FORWARD-LOOKING STATEMENTS:  “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.